SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(D)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 7)
ALPHARMA INC.
(Name of Subject Company)
ALPHARMA INC.
(Name of Person Filing Statement)
Class A Common Stock, Par Value $0.20 Per Share
(Title of Class of Securities)
020813101
(CUSIP Number of Class of Securities)

Dean J. Mitchell
President and Chief Executive Officer
Alpharma Inc.
440 Route 22 East, Bridgewater, NJ 08807
(908) 566-3800
(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person Filing Statement)
Copies To:
William R. Dougherty, Esq.
Mario A. Ponce, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017-3026
(212) 455-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

       This Amendment No. 7 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9, originally filed by Alpharma Inc., a Delaware corporation (“Alpharma” or the “Company”), with the Securities and Exchange Commission (the “SEC”) on September 26, 2008, as amended (the “Schedule 14D-9”), relating to the tender offer by Albert Acquisition Corp. (“Purchaser”), a Delaware corporation and wholly owned subsidiary of King Pharmaceuticals, Inc., a Tennessee corporation (“King”), to purchase all of the issued and outstanding shares of the Company’s Class A Common Stock, par value $0.20 per share (the “Class A Common Stock”), including the associated rights to purchase shares of Series B Junior Participating Preferred Stock (“the Rights”, and together with the Class A Common Stock, the “Shares”) issued pursuant to the Rights Agreement, dated as of September 1, 2008, as amended, between the Company and Computershare Trust Company, N.A., as Rights Agent, at a purchase price of $37.00 per Share, net to the seller in cash, without interest, subject to any required withholding of taxes and upon the terms and subject to the conditions described in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, the “Schedule TO”) filed by Purchaser with the SEC on September 12, 2008, as amended. The value of the consideration offered, together with all of the terms and conditions applicable to the tender offer, is referred to as the “Offer”. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.
Item 8. Additional Information
     Item 8 is hereby amended and supplemented by adding the following thereto.
Regulatory Matters
     On December 26, 2008, King and Alpharma announced that the U.S. Federal Trade Commission has provisionally accepted a proposed consent order for public comment and has terminated the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) applicable to the Offer and the Merger. Under the proposed consent order, King will be required to divest certain assets related to Alpharma’s drug, Kadian® (morphine sulfate extended-release), following closing of the Offer and the Merger.
     A copy of the joint press release relating to the announcement of the proposed consent order and termination of the waiting period under the HSR Act is filed as Exhibit (a)(8) to this Schedule 14D-9 and is incorporated herein by reference.

Item 9.  Materials to Be Filed as Exhibits

     Item 9 is hereby amended and supplemented by adding the following thereto:

Exhibit No.	Description
(a)(8)	Joint press release issued by the Company and King on December 26, 2008

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALPHARMA INC.
Date: December 29, 2008	By:	/s/ THOMAS J. SPELLMAN III
		Name:	Thomas J. Spellman III
		Title:	Executive Vice President and General Counsel

EXHIBIT INDEX

Exhibit No.	Document
(a)(1)	Press release issued by the Company on September 26, 2008 (1)

(a)(2)	Letter, dated September 26, 2008 to the Company’s shareholders (1)

(a)(3)	Letter, dated September 26, 2008 to the Company’s employees (1)

(a)(4)	Joint Press release issued by the Company and King on November 23, 2008 (2)

(a)(5)	Letter, dated November 24, 2008 to the Company’s employees (2)

(a)(6)	Opinion of Banc of America Securities, LLC dated November 23, 2008 (3)

(a)(7)	Letter, dated December 8, 2008 to the Company’s shareholders (3)

(a)(8)	Joint press release issued by the Company and King on December 26, 2008

(e)(1)	Excerpts from the Company’s Definitive Proxy Statement, dated as of March 28, 2008, relating to the 2008 Annual Meeting of Shareholders(1)

(e)(2)	Employment Agreement, dated as of May 30, 2006, between the Company and Dean Mitchell (incorporated by reference to Exhibit 10.1 to the Company’s May 31, 2006 Current Report on Form 8-K)(1)

(e)(3)	Employment Agreement, dated as of September 1, 2008, between the Company and Dr. Ronald Warner (incorporated by reference to Exhibit 10.8c to the Company’s August 28, 2008 Current Report on Form 8-K)(1)

(e)(4)	Employment Agreement, dated as of September 1, 2008, between the Company and Carol Wrenn (incorporated by reference to Exhibit 10.9d to the Company’s August 28, 2008 Current Report on Form 8-K)(1)

(e)(5)	Alpharma Inc. Executive Change in Control Plan, dated as of January 25, 2008 (incorporated by reference to Exhibit 10.46 of the Company’s Annual Report on Form 10-K)(1)

(e)(6)	Description of terms of Amendments to the Alpharma Inc. Executive Change in Control Plan (incorporated by reference to Item 1.01 of the Company’s August 28, 2008 Current Report on Form 8-K)(1)

(e)(7)	Alpharma Inc. Amended and Restated Executive Change in Control Plan, dated as of September 1, 2008 (incorporated by reference to Exhibit 10.98 to the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2008)

(e)(8)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder (3)

Exhibit No.	Document
(e)(9)	Agreement and Plan of Merger, dated as of November 23, 2008 among King Pharmaceuticals, Inc., Albert Acquisition Corp. and Alpharma Inc. (incorporated by reference to Exhibit 2.1 to the Company’s November 24, 2008 Current Report on Form 8-K)

(1)	Previously filed as an exhibit to Alpharma’s Schedule 14D-9 filed with the SEC on September 26, 2008.

(2)	Previously filed as an exhibit to Amendment No. 4 to Alpharma’s Schedule 14D-9 filed with the SEC on November 24, 2008.

(3)	Previously filed as an exhibit to Amendment No. 5 to Alpharma’s Schedule 14D-9 filed with the SEC on December 8, 2008.